Commission File Number 001-31914

Exhibit 99.2

China Life Appoints New Auditor

(Beijing, China, February 19, 2013) – The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) (NYSE: LFC; HKSE: 2628; SSE: 601628) announced that the shareholders of the Company approved the appointment of Ernst & Young as the Company’s independent registered certified public accountant at the extraordinary general meeting held today. Ernst & Young will begin providing audit services from the first quarter of 2013. PricewaterhouseCoopers, the current independent registered certified public accountant of the Company, will continue to be responsible for the audit work of the Company for the fiscal year of 2012.

The Board notes that the decision to change auditor was due to relevant PRC rules limiting the term of service of audit firms continuously engaged by a PRC financial institution.

The Board would like to take this opportunity to express its gratitude to PricewaterhouseCoopers for its professional services rendered to the Company.

For further information, please contact:

Name: Li Ke

Tel.: +86 10 6363-2938

Fax: +86 10 6657-5112

Email: like@e-chinalife.com